UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13G
Under the Securities Exchange Act of 1934

Apollo Endosurgery, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03767D108
(CUSIP Number)
December 21, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290846203
1.	Names of Reporting Persons
	Laurence W. Lytton

2.	Check the Appropriate Box if a Member of a Group

	Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization

	USA

Number of
Shares Beneficially Owned By
Each Reporting Person With
5.	Sole Voting Power	1,391,584


6.	Shared Voting Power	21,200


7.	Sole Dispositive Power  1,391,584


8.	Shared Dispositive Power 21,200


9.	Aggregate Amount Beneficially Owned by Each Reporting Person
		1,412,784


10.	Check if the Aggregate Amount in Row (9) Excludes Certain
	Shares (See Instructions)	[_]

	Not Applicable

11.	Percent of Class Represented by Amount in Row (9)
		6.5% (1)

    (1) based on 21,893,509 shares of common stock issued and outstanding, as of October 31, 2018, as reported in the 10-Q filed Nov 8,2018.



12.	Type of Reporting Person (See
	Instructions)

		IN

Item 1.
(a)	Name of Issuer   Apollo Endosurgery, Inc.
(b)	Address of Issuer's Principal Executive Offices

	1120 S. Capital of Texas Highway
        Building 1, Suite #300
        Austin, Texas 78746

Item 2.

(a)	Name of Person Filing

	Laurence W. Lytton
(b)	Address of Principal Business Office, or if none, Residence

	467 CPW  NY, NY  10025

(c)	Citizenship

	USA
(d)	Title of Class of Securities

	Common Stock
(e)	CUSIP Number

	03767D108
Item 3.	    not applicable


Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1
	(a)	Amount beneficially owned: 1,412,784 shares consisting of 1,290,755 held by the reporting person, 53,974 held by the AWL Family LLC,
                36,355 held by the Lytton-Kambara Foundation, and
		31,700 shares held by other related accounts.

	(b)	Percent of class: 6.5%

	(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote  		1,391,584

	(ii)	Shared power to vote or to direct the vote  		21,200

	(iii)	Sole power to dispose or to direct the disposition of  	1,391,584

	(iv)	Shared power to dispose or to direct the disposition of 21,200


Item 5.	Ownership of Five Percent or Less of a Class.
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.
		Not Applicable

Item 8.	Identification and Classification of Members of the Group.
		Not Applicable
Item 9.	Notice of Dissolution of Group.
		Not Applicable

Item 10.	Certifications.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      ________01/02/19____________________________
      Date
      ____s/ Laurence W. Lytton____________________________
      Signature
      _____Laurence W. Lytton___________________________
      Name/Title